SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                       The Securities Exchange Act of 1934

                         CYBER MERCHANTS EXCHANGE, INC.
                         ------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                           (Title Class of Securities)

                                   23244R 20 7
                                   -----------
                                 (CUSIP Number)

                           KI Equity Partners II, LLC
                          5251 DTC Parkway, Suite 1090
                           Greenwood Village, CO 80111
                                 (720) 889-0131
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 5, 2005
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

(1) Name of Reporting Person / I.R.S. Identification          KI Equity Partners II, LLC/87-0740285 Number
(2) Check the appropriate box if may be deemed member of a    (a) N/A
group                                                         (b) Reporting Person disclaims being member of a group relating to
                                                              Issuer
(3) SEC use only ..........................................
(4) Source of funds (see instructions).....................   WC
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).                               N/A
(6) Citizenship or place of organization ..................   Delaware
Number of shares beneficially owned by Reporting Person
with:
(7) Sole voting power .....................................   8,104,160(see Item 4)*
(8) Shared voting power ...................................   0
(9) Sole dispositive power ................................   8,104,160(see Item 4)*
(10) Shared dispositive power .............................   0
(11) Aggregate amount beneficially owned by Reporting
Person                                                        8,104,160(see Item 4)*
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).                            N/A
(13) Percent of class represented by amount in Row (11)....   84.26%(see Item 5)*
(14) Type of reporting person (see instructions)              OO - Limited Liability Company

* This Amendment relates to the 1,000,000 shares of Common Stock of the Issuer acquired by the Reporting Entity since the original Schedule 13D reporting the acquisition of 7,104,160 shares of Common Stock was filed September 30, 2005:
7,104,160 + 1,000,000 = 8,104,160 shares of Common Stock (or 84.26% of that class of securities of the Issuer). See Items 3, 4 and 5 following.


Item 1. Security and Issuer.

(a) Title of Class:                               Common Stock
(b) Name and Address of Issuer:                   Cyber Merchants Exchange, Inc.
                                                  936A Beachland Boulevard,
                                                  Suite 13
                                                  Vero Beach, Florida 32963
(c) Trading Symbol:                               CMXG


Item 2. Identity and Background of the Reporting Entity.

(a) Name:                                           KI Equity Partners II, LLC
(b) Business Address:                               5251 DTC Parkway, Suite 1090
                                                    Greenwood Village, CO 80111
(c) Occupation:                                     Institutional Investor
(d) Conviction:                                     N/A
(e) Civil Proceedings:                              N/A
(f) State of Incorporation:                         Delaware


Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Entity, on September 30, 2005 acquired 7,104,160 shares of the Issuer's Common Stock ("Shares") from the Issuer in exchange for a purchase price of $415,000. On October 5, 2005, the Reporting Entity acquired 1,000,000 shares of the Issuer's Common Stock from the Issuer for a purchase price of $50,000. The funds used for both of these purchases have been provided from the Reporting Entity's working capital.

* This Amendment relates to the 1,000,000 shares of Common Stock of the Issuer acquired by the Reporting Entity since the original Schedule 13D reporting the acquisition of 7,104,160 shares of Common Stock was filed September 30, 2005:
7,104,160 + 1,000,000 = 8,104,160 shares of Common Stock (or 84.26% of that class of securities of the Issuer).


Item 4. Purpose of Transaction.

Reporting Person is making these purchases of Issuer's Common Shares for investment purposes only. The Reporting Person is not a member of a group relating to the Issuer.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Aggregate Number and %: 8,104,160 Common Shares representing 84.26% of the total 9,619,040 outstanding Common Shares of the Issuer.

(b) Power to Vote or Dispose of Issuer's Shares: 8,104,160 Common Shares, power over which to vote or dispose of resides with the Reporting Person.

(c) Transactions Within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Person beyond those described in Items 3 and 4 specifically and this Schedule 13D generally. Information contained in Items 3 and 4 above is hereby incorporated by reference.

* This Amendment relates to the 1,000,000 shares of Common Stock of the Issuer acquired by the Reporting Entity since the original Schedule 13D reporting the acquisition of 7,104,160 shares of Common Stock was filed September 30, 2005:
7,104,160 + 1,000,000 = 8,104,160 shares of Common Stock (or 84.26% of that class of securities of the Issuer).


Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.


Item 7. Material to be Filed as Exhibits.

None


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies he is Timothy J. Keating, the duly authorized and acting manager of the Reporting Person, and that the information set forth in this
Schedule 13D is true, complete and correct.

Dated: October 6, 2005                       /s/ Timothy J. Keating
                                             ----------------------
                                             Timothy J. Keating
                                             Manager